Exhibit 99.1

N E W S   R E L E A S E

TALISMAN ENERGY REPORTS THIRD QUARTER
CASH FLOW UP 29% TO $902 MILLION

CALGARY, Alberta, November 2, 2011 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) reported its operating and financial results for the third quarter of 2011. The company is reporting under International Financial Reporting Standards (IFRS), and all values in this release are in US$ unless otherwise stated.

•	Cash flow1 was $902 million, up 29% from a year ago.

•	Net income was $521 million, up 48% over 2010.

•	Earnings from operations1 increased 38%, to $165 million.

•	Production was 400,000 boe/d. Production from ongoing operations is up 10% year to date.

•	North America shale volumes have doubled year over year.

•	Talisman achieved record gas volumes in Southeast Asia, with prices averaging $9.40/mcf.

•	The Kitan project offshore Timor-Leste/Australia started up in October, adding 40,000 bbls/d (10,000 bbls/d net).

“Results for the third quarter are in line with our recent operational update and we continue to build volumes through the fourth quarter,” said John A. Manzoni, President and Chief Executive Officer.

“With growing shale production, the Kitan field startup and a number of platform turnarounds completed in Southeast Asia and the North Sea, production is now expected to increase into the fourth quarter, averaging 425,000 boe/d for 2011. This will equate to growth from ongoing operations of 9% year over year. Apart from some short-term operational issues during the quarter, there were a number of notable successes.

“In North America we continue to ramp up shale activity and are now operating 30 rigs. Our shale volumes have doubled over the past year, and we expect to average 490 mmcfe/d of shale production for 2011.

“Southeast Asia production continues to be very strong, meeting our delivery targets and setting new gas sales records, enabling us to capture strong regional natural gas prices.

“The UK Claymore platform restarted in mid-October, however, North Sea volumes were down during the quarter as a result of turnarounds and safety upgrades.

“We continue to see encouraging signs in our Colombia program. In the foothills region, Equion has drilled two successful development wells, and we are drilling an appraisal well on our Huron discovery. We are also drilling a number of heavy oil wells to follow up on our successful stratigraphic program.
________________________
1 The terms “cash flow” and “earnings from operations” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

“We have spudded our deepwater exploration well in Indonesia, and have started drilling our first international shale well, in Poland.

“This was a strong financial quarter, with cash flow up 29% and earnings from operations up 38% year over year.

“We will release our 2012 guidance in January, which we expect will reflect increased capital allocation to liquids-rich opportunities and increased focus of our portfolio, including plans for additional non-core asset sales.”

Financial Results

September 30	Three Months Ended		Nine Months Ended
	2011	2010	2011	2010

Cash flow ($ million)	902	700	2,610	2,295
Cash flow per share²	0.88	0.69	2.55	2.25

Net income ($ million)	521	352	893	1,295
Net income per share	0.51	0.35	0.87	1.27

Earnings from operations ($ million)	165	120	490	423
Earnings from operations per share²	0.16	0.12	0.48	0.42

Average shares outstanding – basic (million)	1,024	1,017	1,024	1,018

Cash flow was $902 million for the quarter, compared to $700 million a year ago, primarily due to higher oil prices.

Net income increased to $521 million from $352 million a year ago, also due to higher prices as well as a recovery on share-based payments. This was partially offset by higher deferred taxes, in large measure due to exchange rate movements.

Earnings from operations were up 38% to $165 million, compared to $120 million a year ago.
________________________
2 The terms “cash flow per share” and “earnings from operations per share” are non-GAAP measures. For a reconciliation of non-GAAP measures to the corresponding GAAP measures and presentation of diluted cash flow per share and earnings from operations per share, please see the advisories and reconciliations elsewhere in this news release.

Netbacks

September 30	Three Months Ended		Nine Months Ended
	2011	2010	2011	2010
Total company netback ($/boe)	35.13	29.83	38.48	30.47
Oil and liquids netback ($/bbl)	56.43	42.25	61.26	42.42
Natural gas netback ($/mcf)	3.47	3.39	3.65	3.44

Netbacks in the third quarter averaged $35.13/boe, 18% higher than the same period a year ago, due primarily to higher global oil and liquids prices, and oil-linked gas prices in Southeast Asia.

WTI oil prices averaged $90/bbl, up 18% from the same period last year. NYMEX natural gas averaged $4.19/mmbtu, compared to $4.41/mmbtu a year ago.

Production

September 30	Three Months Ended		Nine Months Ended
	2011	2010	2011	2010
Oil and liquids (mbbls/d)
North America	23	21	22	24
North Sea	81	104	100	110
Southeast Asia	34	38	33	40
Other	23	13	22	14
Total liquids (mbbls/d)	161	176	177	188

Natural gas (mmcf/d)
North America	865	750	875	778
North Sea	13	106	50	102
Southeast Asia	522	512	505	491
Other	35	–	33	–
Total natural gas (mmcf/d)	1,435	1,368	1,463	1,371
Total (mboe/d)	400	404	421	416
Assets sold – North America (mboe/d)	–	15	–	33
Production from ongoing operations (mboe/d)	400	389	421	383

Production from ongoing operations was up 3% over the same period last year and 10% year-to-date, with strong growth in North American shale volumes, record gas sales in Southeast Asia and the addition of producing assets in Colombia.

Over 50% of Talisman’s production is liquids or natural gas tied to liquids pricing.

North America

Production
September 30	Three Months Ended		Nine Months Ended
	2011	2010	2011	2010
Shale (mmcfe/d)
Marcellus	407	221	388	150
Montney/pilots	45	14	56	21
Eagle Ford	32	7	24	3
Subtotal shale (mmcfe/d)	484	243	469	174

Conventional gas (mmcf/d)	397	508	414	604
Conventional liquids (mbbls/d)	21	21	21	24
Conventional total (mboe/d)	87	106	90	125
Assets sold (mboe/d)	–	15	–	33
Conventional – ongoing operations (mboe/d)	87	91	90	92

In North America, the company continues to focus on the development of high-quality shale plays in the Eagle Ford, Marcellus and Montney, as well as liquids-rich opportunities within the Canadian conventional portfolio. Capital spending was $629 million during the quarter, of which 80% was related to shale activities.

Shale production doubled year over year and will account for more than half of North American production volumes at year end. In the fourth quarter, Talisman is ramping up shale activity, currently operating 30 rigs, leading to expected shale production of approximately 490 mmcfe/d for 2011, up 125% from 2010.

In the Marcellus, the company brought 34 net wells onstream during the third quarter, and will continue to operate with 11 rigs for the remainder of the year. Talisman expects Marcellus production to average approximately 400 mmcf/d in 2011, which is at the upper end of the target range set at the beginning of the year.

In the Montney, the company has 11 rigs actively drilling in the Farrell Creek area and is on track to meet its full-year production guidance of 50-60 mmcfe/d from this region. During the quarter, the Farrell Creek facility was expanded to handle 180 mmcf/d of throughput.

In the liquids-rich Eagle Ford shale, Talisman will increase to 10 drilling rigs in the fourth quarter and has two full-time frac crews operating. Well results are in line with expectations and production is expected to average approximately 30 mmcfe/d in 2011.

In the Duvernay shale, the company is currently drilling its first horizontal pilot well.

Southeast Asia

Production
September 30	Three Months Ended		Nine Months Ended
	2011	2010	2011	2010
Malaysia liquids (mbbls/d)	18	20	18	22
Malaysia gas (mmcf/d)	121	110	118	97
Malaysia total (mboe/d)	38	38	37	38
Indonesia liquids (mbbls/d)	12	12	11	12
Indonesia gas (mmcf/d)	401	402	388	393
Indonesia total (mboe/d)	79	79	76	78
Vietnam (mboe/d)	2	2	2	2
Australia (mboe/d)	2	3	3	4

Southeast Asia is a self-funding growth area for Talisman. Natural gas sales during the quarter averaged 522 mmcf/d, a record for Talisman, with prices averaging $9.40/mcf.

In Malaysia, gas sales averaged 121 mmcf/d, 10% higher than the same period last year, reflecting optimization initiatives at PM3 and strong regional gas demand. Talisman plans to drill up to four development wells in the fourth quarter.

In Indonesia, volumes were higher than in the previous quarter after planned shutdowns were completed in Corridor and Tangguh. The early compression project was commissioned in the Dayung field, increasing gas production 15% to 50 mmcf/d (net sales gas).

Also in Indonesia, production continued to ramp up at the recently commissioned Jambi Merang project, averaging 5,200 boe/d in the quarter.

In the Joint Petroleum Development Area (Timor-Leste/Australia), the offshore Kitan project was commissioned in early October and is currently producing 40,000 bbls/d (10,000 bbls/d net).

North Sea

Production (mboe/d)
September 30	Three Months Ended		Nine Months Ended
	2011	2010	2011	2010
UK	57	72	74	74
Norway	26	50	34	53

The North Sea continues to generate surplus cash flow for reinvestment elsewhere, with a high percentage of liquids production and high netbacks. Capital spend was $298 million during the quarter.

Production in the third quarter was lower due to maintenance activities, mandated safety upgrades and natural field declines. In the UK, the Buchan, Ross/Blake and Claymore fields are now back online, as is Rev in Norway. As announced previously, the Tartan platform has been shut down to undertake safety-related upgrades. Tartan is expected to be shut down through the fourth quarter.

North Sea production is expected to average approximately 100,000 boe/d during the fourth quarter. Next year, the company plans to bring on a fourth development well at Auk North and drill infill wells at Tweedsmuir and Rev to mitigate natural declines.

In Norway, two wells were drilled and well interventions were successfully completed at Gyda. Offshore commissioning continued at Yme and first production is expected by the end of the second quarter of 2012.

International Exploration

Talisman has a number of important international exploration wells currently drilling or planned for the fourth quarter.

International exploration spending of $185 million was focused on exploration and appraisal wells in Colombia, Papua New Guinea, the North Sea, and on seismic programs in Southeast Asia and Latin America.

In Colombia, production averaged 14,000 boe/d during the quarter. The Equion-operated Piedemonte development is progressing. Two recent development wells were successful and drilling is continuing, with two rigs currently in the field.

In the nearby Niscota block, the Huron 2 appraisal well is expected to finish drilling mid-year 2012. The Huron 3 appraisal well is expected to spud in the second quarter of next year.

In the heavy oil region of Colombia, following the success of stratigraphic wells in block CPE-6, the regulator has approved an application to convert a portion of the block to an Exploration and Production Contract. Further drilling in the block will commence in the fourth quarter. The company expects to flow test wells in 2012.

Also in the heavy oil region, in the Ecopetrol-operated block CPO-9, the Akacias-1 well continues to produce approximately 1,600 bbls/d (gross) on long-term test. Talisman started drilling the first of several appraisal wells on the Akacias structure in October.

In Peru, Talisman plans to spud the Situche Norte-4X exploration well in the fourth quarter. In Indonesia, Talisman spudded the Lempuk-1 deepwater well in the Sageri PSC in October. In the Kurdistan region of northern Iraq, the Topkhana-1 exploration well is currently drilling, with completion expected in November. In Poland, the first of three initial shale wells spudded in September.

In Papua New Guinea, the most recent well, Siphon-1, found gas in a non-commercial reservoir. Drilling continues with the addition of a second rig in October, and Talisman remains confident in its target to successfully aggregate 2-4 tcf of gas in this region.

For further information, please contact:

Media and General Inquiries:		Shareholder and Investor Inquiries:

David Mann, Vice-President		Anil Aggarwala, Manager
Corporate & Investor Communications		Investor Relations
Phone:	403-237-1196 Fax: 403-237-1210	Phone:	403-237-1145 Fax: 403-237-1210
Email:	tlm@talisman-energy.com	Email:	tlm@talisman-energy.com

13-11

Forward-Looking Information

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: expected production and production growth; expected drilling in Malaysia, the North Sea, Poland and North America; 2012 guidance expectations, including expected capital allocation, portfolio focus and plans for additional non-core asset sales; planned rigs in the North American shale operations; expected timing of the Tartan shut down; expected timing of Yme first production; expected Colombia drilling, well spud and flow testing; expected timing of wells at Situche Norte-4X in Peru; expected attainment of target gas aggregation in Papua New Guinea; expected timing of Topkhana-1 exploration well completion.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages; risks and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates and interest rates; health, safety and environmental risks; uncertainties as to the availability and cost of financing and changes in capital markets; risks in conducting foreign operations; changes in general economic and business conditions; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and results of the company’s risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on risk factors which could affect the company’s operations or financial results are included in the company’s reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking information is based on the estimates and opinions of the company’s management at the time the information is presented. The company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Oil and Gas Information

Throughout this news release, Talisman makes reference to production volumes. Unless otherwise stated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts. Production reported for Colombia represents Talisman’s 49% net interest of Equion production. Talisman also discloses its company netbacks in this news release. Netbacks per boe are calculated by deducting from sales price associated royalties, operating and transportation costs.

Barrel of oil equivalent (boe) throughout this news release is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl). This news release also includes reference to mcf equivalents (mcfes) which are calculated at a conversion rate of one barrel of oil to 6,000 cubic feet of gas. Boes and mcfes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl and an mcfe conversion ration of 1 bbl: 6 mcf are based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Financial Measures

Included in this news release are references to financial measures commonly used in the oil and gas industry such as cash flow, earnings from operations and capital expenditures including exploration expensed. These terms are not defined by International Financial Reporting Standards (IFRS). Consequently, these are referred to as non-GAAP measures. Talisman’s reported results of such measures may not be comparable to similarly titled measures reported by other companies.

Cash Flow
US$ million, except per share amounts

September 30	Three Months Ended		Nine Months Ended
	2011	2010	2011	2010
Cash provided by operating activities	522	760	2,301	2,652
Changes in non-cash working capital	346	(84)	125	(447)
Add: Exploration expenditure	87	70	335	232
Less: Finance costs (cash)	(53)	(46)	(151)	(142)
Cash flow	902	700	2,610	2,295
Cash flow per share	0.88	0.69	2.55	2.25
Diluted cash flow per share	0.87	0.68	2.51	2.23

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the company to assess operating results between years and between peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with IFRS as an indicator of the company’s performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. Diluted cash flow per share is cash flow divided by the diluted number of common shares outstanding during the period, as reported in the interim condensed consolidated financial statements filed on November 2, 2011. A reconciliation of cash provided by operating activities to cash flow is provided above.

Earnings from Operations
US$ million, except per share amounts

September 30	Three Months Ended		Nine Months Ended
	2011	2010	2011	2010
Net income	521	352	893	1,295
Loss (gain) on disposal and income from assets sold (tax adjusted)	5	(105)	(152)	(475)
Unrealized gain on financial instruments¹ (tax adjusted)	(184)	(84)	(102)	(314)
Share-based payments² (tax adjusted)	(267)	66	(338)	(34)
Foreign exchange on debt (tax adjusted)	(8)	-	-	-
Impairment losses (tax adjusted)	-	-	39	32
Deferred tax adjustments³	98	(109)	150	(81)

Earnings from operations	165	120	490	423
Earnings from operations per share	0.16	0.12	0.48	0.42
Diluted earnings from operations per share	0.16	0.12	0.47	0.41

1.
Unrealized gain on financial instruments relates to the change in the period of the mark-to-market value of the company’s  outstanding commodity derivatives that are classified as held-for-trading financial instruments.

2.
Share-based payments relate principally to the mark-to-market value of the company’s outstanding stock options and cash units at September 30. The company uses the Black-Scholes option pricing model to estimate the fair value of its share-based payment plans.

3.
Deferred tax adjustments include deferred taxes relating to unrealized foreign exchange gains and losses associated with the impact of fluctuations in the Canadian dollar on foreign denominated debt, intercompany loans and tax pool balances, as well as a remeasurement of UK deferred tax assets and liabilities in response to a statutory rate change.

Earnings from operations are calculated by adjusting the company’s net income per the financial statements for certain items of a non-operational nature on an after tax basis. The company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Earnings from operations per share are earnings from operations divided by the average number of common shares outstanding during the period. Diluted earnings from operations per share are earnings from operations divided by the diluted number of common shares outstanding during the period, as reported in the interim condensed consolidated financial statements filed on November 2, 2011. A reconciliation of net income to earnings from operations is provided above.

Capital Expenditure Including Exploration Expensed
US$ million

September 30	Three Months Ended		Nine Months Ended
	2011	2010	2011	2010
Exploration, development and other	1,109	974	3,016	2,471
Exploration expensed	87	70	335	232
Capital expenditure including exploration expensed	1,196	1,044	3,351	2,703

Capital expenditure including exploration expensed is calculated by adjusting the capital expenditure per the financial statements for exploration costs that were expensed as incurred.

Talisman Energy Inc.
Highlights
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Financial
(millions of US$ unless otherwise stated)
Cash flow (1)	902	700	2,610	2,295
Net income	521	352	893	1,295
Capital expenditure including exploration expensed (1)	1,196	1,044	3,351	2,703
Per common share (US$)
Cash flow (1)	0.88	0.69	2.55	2.25
Net income	0.51	0.35	0.87	1.27
Production
(Daily Average - Gross)
Oil and liquids (bbls/d)
North America	23,107	20,875	22,314	23,928
North Sea	81,114	104,194	99,735	110,386
Southeast Asia	33,574	37,340	33,091	40,099
Other	22,785	13,312	21,984	13,650
Total oil and liquids	160,580	175,721	177,124	188,063
Natural gas (mmcf/d)
North America	865	750	875	778
North Sea	13	106	50	102
Southeast Asia	522	512	505	491
Other	35	-	33	-
Total natural gas	1,435	1,368	1,463	1,371
Total mboe/d (2)	400	404	421	416
Prices
Oil and liquids (US$/bbl)
North America	72.93	59.09	73.81	62.46
North Sea	114.15	77.45	111.35	77.57
Southeast Asia	117.82	75.42	117.95	77.05
Other	112.06	81.80	112.97	77.42
Total oil and liquids	108.69	75.16	108.05	75.50
Natural gas (US$/mcf)
North America	4.08	4.56	4.12	4.93
North Sea	7.36	6.78	8.55	5.91
Southeast Asia	9.40	6.48	9.31	6.59
Other	4.54	-	4.22	-
Total natural gas	6.05	5.45	6.06	5.60
Total (US$/boe) (2)	65.38	51.17	66.54	52.52

(1) Cash flow, capital expenditure including exploration expensed and cash flow per share are non-GAAP measures.
(2) Barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil.

Talisman Energy Inc.
Condensed Consolidated Balance Sheets
(unaudited)

	September 30,	December 31,	January 1,
(millions of US$)	2011	2010	2010

Assets
Current
Cash and cash equivalents	421	1,655	1,628
Accounts receivable	1,452	1,287	1,216
Risk management	104	119	29
Inventories	192	144	141
Prepaid expenses	32	20	8
Assets held for sale	-	-	22
	2,201	3,225	3,044

Other assets	402	788	108
Risk management	48	25	40
Goodwill	1,252	1,164	1,183
Property, plant and equipment	15,032	13,266	13,254
Exploration and evaluation assets	4,206	3,442	2,212
Deferred tax assets	217	184	147
	21,157	18,869	16,944
Total assets	23,358	22,094	19,988

Liabilities
Current
Bank indebtedness	29	2	35
Accounts payable and accrued liabilities	2,624	2,722	2,040
Risk management	38	117	266
Income and other taxes payable	624	513	341
Current portion of long-term debt	233	359	10
Liabilities associated with assets held for sale	-	-	7
	3,548	3,713	2,699

Deferred credits	27	46	47
Decommissioning liabilities	2,655	2,580	2,003
Other long-term obligations	242	280	269
Risk management	-	-	6
Long-term debt	3,841	3,845	3,601
Deferred tax liabilities	2,967	2,435	2,516
	9,732	9,186	8,442

Shareholders' equity
Common shares, no par value
Authorized: unlimited
Issued and outstanding:
September 30, 2011 – 1,021,737,839 (December 31, 2010 - 1,019,290,939; January 1, 2010 - 1,014,876,564)	1,561	1,480	1,401
Contributed surplus	165	108	117
Retained earnings	7,586	6,831	6,135
Accumulated other comprehensive income	766	776	1,194
	10,078	9,195	8,847
Total liabilities and shareholders' equity	23,358	22,094	19,988

Talisman Energy Inc.
Condensed Consolidated Statements of Income
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(millions of US$)	2011	2010	2011	2010

Revenue
Sales	1,944	1,658	6,132	5,040
Other income	12	25	58	79
Total revenue and other income	1,956	1,683	6,190	5,119

Expenses
Operating	553	456	1,560	1,416
Transportation	51	52	159	166
General and administrative	97	111	303	269
Depreciation, depletion and amortization	455	452	1,403	1,341
Impairment	-	(3)	102	90
Dry hole	33	35	173	71
Exploration	87	70	335	232
Finance costs	73	66	209	203
Share-based payments expense (recovery)	(285)	107	(345)	(24)
(Gain) loss on held-for-trading financial instruments	(120)	(49)	131	(211)
(Gain) loss on asset disposals	8	(112)	(206)	(427)
Other, net	(38)	19	43	34
Total expenses	914	1,204	3,867	3,160
Income before taxes	1,042	479	2,323	1,959
Taxes
Current income tax	272	253	1,151	698
Deferred income tax (recovery)	249	(126)	279	(34)
	521	127	1,430	664
Net income	521	352	893	1,295

Per common share (US$):
Net income	0.51	0.35	0.87	1.27
Diluted net income	0.24	0.35	0.49	1.19
Weighted average number of common shares outstanding (millions)
Basic	1,024	1,017	1,024	1,018
Diluted	1,033	1,029	1,040	1,029

Talisman Energy Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(millions of US$)	2011	2010	2011	2010

Operating activities
Net income	521	352	893	1,295
Add: Finance costs (cash and non-cash)	73	66	209	203
Dividends from equity investments	9	-	9	-
Items not involving cash	265	258	1,315	707
	868	676	2,426	2,205
Changes in non-cash working capital	(346)	84	(125)	447
Cash provided by operating activities	522	760	2,301	2,652

Investing activities
Capital expenditures
Exploration, development and other	(1,109)	(974)	(3,016)	(2,471)
Corporate acquisitions, net of cash acquired	-	-	(156)	(183)
Property acquisitions	(158)	(64)	(731)	(436)
Proceeds of resource property dispositions	(5)	340	534	1,658
Repayment of note receivable	40	-	40	-
Acquisition deposit	-	(612)	18	(612)
Investments	-	-	54	-
Changes in non-cash working capital	80	175	(7)	97
Cash used in investing activities	(1,152)	(1,135)	(3,264)	(1,947)

Financing activities
Long-term debt repaid	-	-	(310)	(10)
Long-term debt issued	232	-	232	-
Common shares issued	(5)	2	109	12
Common shares purchased	(48)	(23)	(90)	(49)
Finance costs (cash)	(53)	(46)	(151)	(142)
Common share dividends	-	-	(138)	(122)
Deferred credits and other	12	(2)	(8)	(12)
Changes in non-cash working capital	33	(2)	32	(3)
Cash provided by (used in) financing activities	171	(71)	(324)	(326)
Effect of translation on foreign currency cash and cash equivalents	(7)	75	26	41
Net increase (decrease) in cash and cash equivalents	(466)	(371)	(1,261)	420

Cash and cash equivalents net of bank indebtedness, beginning of period	858	2,384	1,653	1,593
Cash and cash equivalents net of bank indebtedness, end of period	392	2,013	392	2,013

Cash and cash equivalents	421	2,018	421	2,018
Bank indebtedness	(29)	(5)	(29)	(5)
Cash and cash equivalents net of bank indebtedness, end of period	392	2,013	392	2,013

Talisman Energy Inc.
Segmented information
(unaudited)

	North America (1)				North Sea (2)
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
(millions of US$)	2011	2010	2011	2010	2011	2010	2011	2010
Revenue
Sales	424	375	1,276	1,294	853	854	3,108	2,512
Other income	9	18	45	63	2	7	12	15
Total revenue and other income	433	393	1,321	1,357	855	861	3,120	2,527
Segmented expenses
Operating	123	110	334	367	299	270	916	837
Transportation	19	13	49	47	16	22	62	69
DD&A	205	165	609	525	135	204	502	589
Impairment	-	(3)	-	25	-	-	102	65
Dry hole	1	(2)	4	(15)	(2)	22	75	65
Exploration	4	-	43	31	10	10	28	33
Other	1	5	7	(28)	8	12	22	33
Total segmented expenses	353	288	1,046	952	466	540	1,707	1,691
Segmented income (loss) before taxes	80	105	275	405	389	321	1,413	836
Non-segmented expenses
General and administrative
Finance costs
Share-based payments recovery
Currency translation
(Gain) loss on held-for-trading financial instruments
(Gain) loss on asset disposals
Total non-segmented expenses
Income before taxes
Capital expenditures
Exploration	30	1	168	168	-	45	105	112
Development	595	490	1,324	937	288	271	840	777
Exploration and development	625	491	1,492	1,105	288	316	945	889
Acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures
Property, plant and equipment			6,154	5,351			5,588	5,368
Exploration and evaluation assets			2,428	1,886			576	540
Goodwill			140	149			866	866
Other			723	2,389			731	920
Segmented assets			9,445	9,775			7,761	7,694
Non-segmented assets
Total assets (5)
Decommissioning liabilities (5)			198	210			2,242	2,196

1. North America	2011	2010	2011	2010
Canada	269	301	859	1,141
US	164	92	462	216
Total revenue and other income	433	393	1,321	1,357
Canada			3,743	3,920
US			2,411	1,431
Property, plant and equipment (5)			6,154	5,351
Canada			1,222	685
US			1,206	1,201
Exploration and evaluation assets (5)			2,428	1,886

2. North Sea	2011	2010	2011	2010
UK	577	511	2,179	1,546
Norway	278	350	941	981
Total revenue and other income	855	861	3,120	2,527
UK			3,728	3,763
Norway			1,860	1,605
Property, plant and equipment (5)			5,588	5,368
UK			239	260
Norway			337	280
Exploration and evaluation assets (5)			576	540

5. Current year represents balances at September 30.
Prior year represents balances at December 31.

	Southeast Asia (3)				Other (4)				Total
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
(millions of US$)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Revenue
Sales	526	382	1,354	1,101	141	47	394	133	1,944	1,658	6,132	5,040
Other income	1	-	1	1	-	-	-	-	12	25	58	79
Total revenue and other income	527	382	1,355	1,102	141	47	394	133	1,956	1,683	6,190	5,119
Segmented expenses
Operating	113	69	260	192	18	7	50	20	553	456	1,560	1,416
Transportation	14	15	42	44	2	2	6	6	51	52	159	166
DD&A	87	76	212	207	28	7	80	20	455	452	1,403	1,341
Impairment	-	-	-	-	-	-	-	-	-	(3)	102	90
Dry hole	35	11	92	4	(1)	4	2	17	33	35	173	71
Exploration	37	19	172	63	36	41	92	105	87	70	335	232
Other	1	7	5	25	8	1	20	5	18	25	54	35
Total segmented expenses	287	197	783	535	91	62	250	173	1,197	1,087	3,786	3,351
Segmented income (loss) before taxes	240	185	572	567	50	(15)	144	(40)	759	596	2,404	1,768
Non-segmented expenses
General and administrative									97	111	303	269
Finance costs									73	66	209	203
Share-based payments recovery									(285)	107	(345)	(24)
Currency translation									(56)	(6)	(11)	(1)
(Gain) loss on held-for-trading financial instruments									(120)	(49)	131	(211)
(Gain) loss on asset disposals									8	(112)	(206)	(427)
Total non-segmented expenses									(283)	117	81	(191)
Income before taxes									1,042	479	2,323	1,959
Capital expenditures
Exploration	61	36	189	72	41	11	82	58	132	93	544	410
Development	24	67	117	216	42	25	115	74	949	853	2,396	2,004
Exploration and development	85	103	306	288	83	36	197	132	1,081	946	2,940	2,414
Acquisitions									159	62	1,516	632
Proceeds on dispositions									(35)	(383)	(574)	(1,735)
Other non-segmented									33	18	77	46
Net capital expenditures									1,238	643	3,959	1,357
Property, plant and equipment			2,235	2,296			1,055	251			15,032	13,266
Exploration and evaluation assets			714	627			488	389			4,206	3,442
Goodwill			149	149			97	-			1,252	1,164
Other			564	628			698	141			2,716	4,078
Segmented assets			3,662	3,700			2,338	781			23,206	21,950
Non-segmented assets											152	144
Total assets (5)											23,358	22,094
Decommissioning liabilities (5)			198	189			47	15			2,685	2,610

3. Southeast Asia	2011	2010	2011	2010
Indonesia	265	211	715	638
Malaysia	168	126	412	358
Vietnam	40	11	143	41
Australia	54	34	85	65
Total revenue and other income	527	382	1,355	1,102
Indonesia			1,009	986
Malaysia			912	1,053
Vietnam			36	19
Papua New Guinea			34	26
Australia			244	212
Property, plant and equipment (5)			2,235	2,296
Indonesia			13	27
Malaysia			41	29
Vietnam			251	253
Papua New Guinea			409	318
Exploration and evaluation assets (5)			714	627

4. Other	2011	2010	2011	2010
Algeria	61	47	195	133
Colombia	80	-	199	-
Total revenue and other income	141	47	394	133
Algeria			276	251
Colombia			774	-
Other			5	-
Property, plant and equipment (5)			1,055	251
Colombia			65	49
Kurdistan			287	239
Peru			111	98
Other			25	3
Exploration and evaluation assets (5)			488	389

5. Current year represents balances at September 30.
Prior year represents balances at December 31.